Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com



18 December 2003

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Trading Update
2. Result of Extraordinary Meeting
3. Release of Pre Close Trading Update
4. Substantial shareholders notification – Barclays

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01932 264143
jeremytatham@michaelpage.com

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Company	Michael Page International PLC
TIDM	MPI
Headline	Trading Update
Released	13:00 18 Dec 2003
Number	4263T

18 December 2003

PRE CLOSE PERIOD TRADING UPDATE

Michael Page International plc, the specialist recruitment consultancy, confirms that it remains on track to meet the current consensus of analysts' earnings estimates for the year ending 31 December 2003.

Revenue (gross profit) for the fourth quarter is anticipated to be between £44.0m to £45.0m compared to £43.9m in Q4 2002.

Commenting, Terry Benson, Chief Executive of Michael Page said:

"Our businesses in the UK, Asia Pacific and the Americas are enjoying improved trading conditions, although our Continental European businesses continue to experience very difficult markets.

"We enter 2004 in a more optimistic mood than at the start of the previous two years, with a number of opportunities for organically expanding our business."

Enquiries:

Terry Benson	Chief Executive	Michael Page International PLC	020 7269 2205
Stephen Puckett	Group Finance Director	Michael Page International PLC	020 7269 2205
David Yates/Richard Mountain		Financial Dynamics	020 7269 7291

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Company	Michael Page International PLC
TIDM	MPI
Headline	EGM Statement
Released	11:31 18 Dec 2003
Number	4205T

Michael Page International PLC
18 December 2003

RESULT OF EXTRAORDINARY GENERAL MEETING

At an Extraordinary General Meeting of Michael Page International plc held on 18 December 2003 the resolution approving the establishment of a Share Incentive Plan for executive directors and certain senior managers of the group was passed.

A copy of the resolution has been submitted for publication through the Document Viewing Facility of the UKLA.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Re. Pre Close Trading Update
Released	16:33 17 Dec 2003
Number	3915T

17 December 2003

RELEASE OF PRE CLOSE PERIOD TRADING UPDATE

Michael Page International will release its Pre Close Period Trading Update at 1.00pm on Thursday 18 December 2003.

- Ends -

Enquiries:

Financial Dynamics **Tel: 020 7269 7291**
Richard Mountain

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:22 8 Dec 2003
Number	9958S

RNS Number:9958S
Michael Page International PLC
8 December 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

3/12/03

11) Date company informed

8/12/03

12) Total holding following this notification

10,954,685

13) Total percentage holding of issued class following this notification

3.01%

14) Any additional information

15) Name of contact and telephone number for queries

RICHARD MCBRIDE
01753 849334

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....8 DECEMBER 2003

LEGAL ENTITY REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 3 December 2003 BARCLAYS PLC, through the legal entities listed below, had a notifiable interest in 10,954,685 ORD GBP0.01 representing 3.01% of the issued share capital of 363,662,799 units.

LEGAL ENTITY	HOLDING	PERCENTAGE HELD
Barclays Life Assurance Co Ltd	475,062	0.1306
Barclays Global Investors Japan Ltd	13,592	0.0037
Barclays Global Investors Japan Trust &	88,322	0.0243
Barclays Global Investors Ltd	8,333,101	2.2914
Barclays Global Investors Australia Ltd	63,508	0.0175
Barclays Global Investors, N.A.	1,981,100	0.5448
Group Holding	10,954,685	3.0123

END

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